EI Environmental Engineering Concepts Ltd.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Tel: (604) 435-7000 Fax: (604) 434-8823

02 NOV 14 AM 11:58

02055894

October 28, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Dear Sirs:

Reference: File Number 82-1598

Please find enclosed copy of our Quarterly Report for the period ended September 30, 2002.

Pursuant to National Policy 41, copies of this report have been mailed to all shareholders on our supplemental mailing list as of even date.

Yours very truly,

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

Debra Chapman
Director and Secretary

dlw 11/15

/dc

Encl.

"Creating the Right Environment"

File No. 82-1598

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

QUARTERLY REPORT

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002

Prepared By Management
October 28, 2002

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: X **Schedule A**
X **Schedule B & C**

ISSUER DETAILS:

Name of Issuer:	EI Environmental Engineering Concepts Ltd.
Issuer's Address:	7290 Gray Avenue Burnaby, British Columbia, V5J 3Z2
Issuer's Telephone and Fax	Tel: 604-435-7000 Fax: 604-434-8823
Contact Person:	Debra Chapman
Contact's Position:	Director and Secretary
Contact Telephone Number:	604-435-7000
Contact Email Address	dchapman@axion.net
Web Site Address	N/A
For Quarter Ended:	September 30, 2002
Date of Report:	October 28, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Debra Chapman	**October 28, 2002**
Name of Director	**Date Signed**
Martin Gnos	**October 28, 2002**
Name of Director	**Date Signed**

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

BALANCE SHEET

(Unaudited - Prepared by Management)

September 30, 2002

	September 30 2002	December 2001
Assets		
Current		
Cash and Marketable Securities	**1,207**	5,003
Accounts Receivable	**135**	53,949
Prepaid Expenses	**854**	0
Total Current Assets	**2,197**	58,952
Fixed Assets - Net	**0**	0
Total Assets	**$2,197**	**$58,952**
Liabilities		
Current		
Accounts Payable and Accrued Liabilities	**4,859**	36,978
Total Liabilities	**4,859**	**36,978**
Shareholders' Equity		
Capital	**3,320,311**	3,320,311
Contributed Surplus	**18,435**	18,435
Deficit	**(3,341,408)**	(3,316,772)
Total Shareholders' Equity	**(2,662)**	21,974
Total Liabilities and Shareholders' Equity	**$2,197**	**$58,952**

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

STATEMENT OF OPERATIONS

(Unaudited - Prepared by Management)

For the nine months ended September 30, 2002

	Three Months Ended September 30 2002	Nine Months Ended September 30 2002	Three Months Ended September 30 2001	Nine Months Ended September 30 2001
Revenue				
Sales	0	0	0	103,885
Cost of Goods Sold	0	0	0	194,349
	0	0	0	(90,464)
Interest Income	0	0	0	267
Total Revenue	$0	$0	$0	($90,197)
Marketing Expenses				
Advertising and Marketing	0	0	0	762
Salaries and Commissions	0	0	0	11,941
Travel and Promotion	0	0	0	2,921
Administrative Expenses				
Consulting Fees	0	0	0	15,309
Depreciation	0	0	0	5,302
Foreign Exchange	0	737	(544)	(9,068)
Insurance	0	0	0	3,895
Interest and Bank Charges	53	160	64	5,259
Legal and Audit Fees	295	6,549	1,900	15,680
Office and General	7,259	21,891	6,849	35,769
Rent and Utilities	0	0	0	10,727
Repairs and Maintenance	0	0	0	492
Salaries	0	0	0	11,345
Transfer Agent and Listing Fees	1,789	6,247	1,391	8,406
Travel and Promotion	0	0	0	7,618
Total Expenses	9,396	35,585	9,660	126,359
Net Profit(Loss) From Operations	($9,396)	($35,585)	($9,660)	($216,556)
Proceeds From Sale Of Subsidiary	0	10,949	0	419,354
Net Profit(Loss)	(9,396)	(24,636)	(9,660)	202,798
Deficit, Beginning of Period	3,332,011	3,316,772	3,300,430	3,512,888
Deficit, End of Period	3,341,408	3,341,408	3,310,090	3,310,090
Profit(Loss) Per Share	(0.001)	(0.002)	(0.001)	0.017

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

STATEMENT OF CASH FLOWS

(Unaudited - Prepared by Management)

For the nine months ended September 30, 2002

	Three Months Ended September 30 2002	Nine Months Ended September 30 2002	Three Months Ended September 30 2001	Nine Months Ended September 30 2001
Operating Activities				
Profit(Loss) for the Period	(9,397)	(24,636)	(9,660)	202,798
Non-Cash Charges to Income-Depreciation	0	0	0	8,641
Net Change in Non-Cash Working Capital	5,833	20,840	18,300	(103,768)
Total Operating Activities	(3,564)	(3,796)	8,640	107,671
Financing Activities				
Bank Credit Line	0	0	0	(152,104)
Note Payable	0	0	0	(1,014)
Total Financing Activities	0	0	0	(153,118)
Investing Activities				
(Acquisition) Disposition of Fixed Assets	0	0	0	23,493
(Acquisition) Disposition of Other Assets	0	0	0	6,133
Total Investing Activities	0	0	0	29,626
Change in Cash during the Period	(3,564)	(3,796)	8,640	(15,821)
Cash at Beginning of Period	4,771	5,003	3,545	28,006
Cash at End of Period	$1,207	$1,207	$12,185	$12,185

1. Discontinued Operations / Going Concern

On March 6, 2001, the Company sold all its operating assets for US $353,200. The proceeds were allocated based on fair market value of the capital assets, licence, inventory, prepaid rent and goodwill of $15,500, $4,900, $79,000, $3,800 and $250,000 respectively. The taxable capital gain on these amounts was offset by losses carried forward and therefore no tax liability was incurred. The proceeds of the sale were used to settle the third party debts of the subsidiary.

The Company's ability to enter into future endeavours is dependent upon its ability to obtain adequate financing and equity capital to support those operations. The Company has no sources of revenue subsequent to the sale of its operating assets.

2. Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that of the preceding year.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

4. **Stock Based Compensation**

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital.

5. **Loss Per Share**

Basic loss per share is calculated by dividing the loss for the period by the weighted number of shares outstanding during the period.

6. **Share capital**

Authorized: 23,156,500 common shares with no par value

Issued:

	2002		2001	
	Number	Amount	Number	Amount
Balance, beginning of year	11,849,165	$3,320,311	11,849,165	$3,320,311
Balance, end of period	11,849,165	$3,320,311	11,849,165	$3,320,311

No shares were issued during the period. The company has no warrants or other convertible securities outstanding.

7. **Incentive Stock Options**

The Company has no incentive stock options outstanding.

8. **Related Party Transactions**

Transactions with related parties for the period comprise:

	Paid - 3 months ended September 30, 2002	Paid - 6 months ended September 30, 2002
Administration fees paid to a director	$6,000	$18,000

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

SCHEDULE "B" SUPPLEMENTARY INFORMATION

1. **Analysis Of Expenses And Deferred Costs**

   There are no deferred costs. See Income Statement for breakdown of expenses.

2. **Related Party Transactions**

   See Note 8 to Financial Statements.

3. **Summary Of Securities Issued And Options Granted During The Period**

   See Note 6 to Financial Statements.

4. **Summary Of Securities As At The End Of The Reporting Period**

   See Note 6 to Financial Statements. There are no shares subject to escrow or pooling agreements.

5. **Directors and Officers**

Eric Watson	Chairman and Director
Terrell Ruhlman	President and Director
Debra Chapman	Director and Secretary
Martin Gnos	Director
Peter Karroll	Director

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

SCHEDULE "C" MANAGEMENT DISCUSSION

Subsequent to the sale of the Company's principal asset, the Company was designated as "inactive", effective June 18, 2001. The Company must have an acceptable reorganization plan and meet Tier 2 maintenance requirements by December 18, 2002 to avoid being subject to a suspension in trading.

Management is please to inform our shareholders that it has now commenced the reorganization process by way of the following transactions:

On September 9, 2002, it was announced that our major shareholder, Tanstaafl Communications Inc. had entered into an agreement to sell it's total interest (3,174,536 shares) of 26.79% of the issued and outstanding share capital to Andrew Barakett of Montreal, Quebec. This transaction is to close on or before November 15, 2002.

On October 8, 2002, the Company announced that it had reached an agreement in principle to raise a total of $500,000.00 by way of an arm's length private placement. The proposed placement would consist of the purchase of 500,000 common shares of the Company at a price of $1.00 per share, with warrants attached to purchase up to a further 500,000 common shares, at a price of $1.10 if exercised in the first year, and at a price of $1.20 if exercised in the second year. No finders fee is payable.

On October 15, 2002 the Company announced that it had entered into an Asset Purchase Agreement whereby the Company will acquire, from the developers, the full proprietary rights to Live Internet Casino Software, together with the source code and master cds. The Vendors have agreed to provide on-going services to the Company for a period of at least one year from the Closing date to ensure that the assets are fully operational. The Agreement calls for a cash payment of $100,000.00 upon Closing. No finders fee is payable.

Upon closing of these transactions, the Company should have met the Toronto Venture Exchange's maintenance requirements for a tier II company and will be requesting that the "inactive" status be removed.

For further information, please contact: Debra Chapman, Secretary, at 604-435-7000